UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB NUMBER 3235-0101 Expires: November 30, 2003 Estimated average burden hours per response 2.0
FORM 144	SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER.
1(a) NAME OF ISUER (Please type or print) J.P. MORGAN CHASE & CO.	(b) IRS IDENT. NO. 13-2624428	(c) S.E.C. FILE NO. 1-5805	WORK LOCATION
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	(e) TELEPHONE NO.
270 Park Avenue New York NY 10017	AREA CODE 212	NUMBER 270-6000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE Zip Code
William H. McDavid	General Counsel	270 Park Avenue New York, NY 10017

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)	(b)	SEC. USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (see Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR)	Name of Each Securities Exchange (See Instr. (3(g))
Common $1 par Value	J.P. Morgan Securities Inc. 270 Park Avenue New York, NY 10017		27,859	$1,112,688.46	As of December 31, 2003: 2,042,620,014 shares of common stock excluding 1,816,495 shares held in the Corporation's treasury	January 23, 2004	NYSE

INSTRUCTIONS:
1. (a) Name of issuer
(b) Issuer's I.R.S. Identification Number
(c) Issuer's S.E.C. file number, if any
(d) Issuer's address, including zip code
(e) Issuer's telephone number, including area code.

2. (a) Name of person for whose account the securities are to be sold
(b) Such person's I.R.S. identification number, if such person is an entity
(c) Such person's relationship to the issuer (e.g. officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
(d) Such person's address, including zip code.

3. (a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (9-03)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common $1 Par Value	January 22, 2004	Acquired as a result of awards granted under J.P. Morgan Chase & Co. benefit plans.	Acquired as a result of awards granted under J.P. Morgan Chase & Co. benefit plans.	27,859	January 22, 2004	Cash

NSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments, describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

_______________________________________________________________________________________
TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS: The shares covered by this Form 144 are being sold pursuant to Rule 10b5-1(c) plan dated November 17, 2003, and the representation below regarding the seller's knowledge of material information speaks as of that plan adoption date.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operation of the Issuer of the securities to be sold which has not been publicly disclosed.

January 23, 2004	/s/ James C.P. Berry, under POA on behalf of William H. McDavid
DATE OF NOTICE	William H. McDavid (Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (9-03)